FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          an announcement regarding unusual movements in the trading of A shares of Huaneng Power International, Inc. (the "Registrant"); and

2.          an announcement regarding issue of mid-term notes of the Registrant;

Each made by the Registrant on August 22, 2020;

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON UNUSUAL MOVEMENTS IN THE TRADING OF
THE A SHARES

This overseas regulatory announcement is made by Huaneng Power International In. (hereinafter the “Company”) pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Important Content:

•
The deviation value of the increase in the closing prices of the A Shares of the Company accumulated more than 20% in three consecutive trading days on 19th, 20th and 21st August 2020, which reached the relevant required standards of the “Trading Rules of the Shanghai Stock Exchange” and constituted unusual movements in the trading of shares.

•
As self-verified by the Company and confirmed by the controlling shareholder of the controlling shareholder of the Company, there is no disclosable material information related to the unusual price fluctuation of the shares of the Company which remains undisclosed, including but not limited to any matters that would significantly impact the share price of the Company, such as acquisition and reorganization of the Company, issue of shares, debt restructuring, business restructuring, assets divestment and injection, repurchase of shares, equity incentive, etc.

I.	DETAILS OF UNUSUAL MOVEMENT IN THE TRADING OF THE A SHARES

The deviation value of the increase in the closing prices of the A Shares of the Company accumulated more than 20% in three consecutive trading days on 19th, 20th and 21st August 2020, which reached the relevant required standards of the “Trading Rules of the Shanghai Stock Exchange” and constituted unusual movements in the trading of shares.

II.	RELEVANT SITUATIONS CONCERNED AND VERIFIED BY THE COMPANY

1.
As self-verified by the Company, the business operation of the Company is normal; there are no significant matters that would affect unusual fluctuation of the share price of the Company; and there is no non-disclosure of information which should be disclosed.

2.
As self-verified by the Company and confirmed by China Huaneng Group Co., Ltd., the controlling shareholder of the controlling shareholder of the Company, in its written response to the enquiry by the Company, as at the date of this announcement, there is no disclosable material information related to the unusual price fluctuation of the shares of the Company which remains undisclosed, including but not limited to any matters that would significantly impact the share price of the Company, such as acquisition and reorganization of the Company, issue of shares, debt restructuring, business restructuring, assets divestment and injection, repurchase of shares, equity incentive, etc.

3.	As self-verified by the Company, the Company is not aware of any media coverage or market rumours which may possibly have a material impact on the trading prices of the Company’s shares.

4.
As verified by the Company, the directors, supervisors, senior management, the controlling shareholder of the Company and the controlling shareholder of the controlling shareholder of the Company did not sell or purchase the shares of the Company during such unusual movements in the trading of the shares of the Company.

III.	STATEMENT OF THE BOARD OF DIRECTORS

The board of directors of the Company confirms that the Company does not have any disclosable matters which remain undisclosed pursuant to related regulations of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange or any planning, negotiation, intention and agreement, etc., relating to such matters, nor is the board of directors aware of any disclosable information which remains undisclosed pursuant to related regulations of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and may have a relatively material impact on the trading prices of the A shares of the Company and their derivatives. There is no clarification nor supplement to any information disclosed by the Company previously.

IV.	RELEVANT RISK WARNING

The deviation value of the increase in the closing prices of the A Shares of the Company accumulated more than 20% in three consecutive trading days constituted unusual movements in the trading of shares. The Company hereby seriously reminds the investors that only the information published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of the Hong Kong Stock Exchange (www.hkexnews.hk) and other media as designated by the Company shall prevail. Investors are advised to beware of investment risks and make reasonable investment decision accordingly.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
22 August 2020

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF MID-TERM NOTES
This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2019 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 16 June 2020, the Company has been given a mandate to issue domestic and/or overseas debt financing instruments after relevant regulatory department approval (including but not limited to domestic debt financing instruments like corporate bonds, enterprise bonds, mid-term notes in the interbank bond markets in the domestic market, and overseas debt financing instruments like offshore RMB-denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign currencies in the overseas market) (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB70 billion or equivalent within or outside the People’s Republic of China within the period from approval obtained at 2019 annual general meeting to the conclusion of the 2020 annual general meeting.

The Company has recently completed the issue of the third tranche of the Company’s mid-term notes for 2020 (the “Notes”). The issuing amount of the Notes was RMB2 billion for a term of 3+N years. The unit face value is RMB100 and the issuing interest rate is 3.99%.

Industrial and Commercial Bank of China Co., Ltd. and Bank of Ningbo Co., Ltd. act as the lead underwriters to form the underwriting syndicate for the Notes, which were placed through book- building and issued in the domestic interbank market. The proceeds from the Notes will be used to repay due debt financing instruments.

The relevant documents in respect of the Notes are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Notes do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
22 August 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Huang Chaoquan

Name: Huang Chaoquan
Title:    Company Secretary

Date:     August 24, 2020